Exhibit 1

MIND CTI Reports First Quarter 2020 Results

Yoqneam, Israel, May 14, 2020 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2020.

The following will summarize our major achievements in the first quarter of 2020 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $6.0 million, compared with $4.5 million in the first quarter of 2019, with the increase attributed to the acquisition of Message Mobile in March 2019 and GTX in September 2019, which generated revenues of approximately $2.3 million during the quarter.

●	Operating income was $1.3 million, or 21% of total revenues, compared with $1.5 million, or 33% of total revenues in the first quarter of 2019.

●	Net income was $1.2 million, or $0.06 per share, compared with $1.5 million, or $0.08 per share in the first quarter of 2019.

●	Cash flow from operating activities during the quarter was $1.1 million, compared with $2.3 million in the first quarter of 2019.

●	Cash position was $16.2 million as of March 31, 2020 (before the dividend distribution of $4.8 million on April 16, 2020).

As of March 31, 2020, we had 204 employees in our Romania, Israel, Germany and U.S. offices, compared with 220 as of March 31, 2019.

Monica Iancu, MIND CTI CEO, commented: “In these unprecedented times, our top priority is to ensure that our employees and customers are safe and that we remain resilient and agile. We have successfully transitioned into a new mode of operations to best support our customers under a firm business continuity program wherein most of our employees are working partially or fully from home using secured access. We informed our customers that as always, they can count on us to tirelessly maintain and strengthen their business.

“As we continue to face the many challenges mentioned in previous press releases and the additional impact caused by the COVID-19 pandemic, we expect a decline in our revenues and income in 2020. Nevertheless, we are encouraged that even in these times of uncertainty we have the experience, the resilience and the cash to weather the storm.”

Impact of COVID-19

We experience the effect of the pandemic in all areas of our business, mainly due to the following reasons:

●	Ongoing project delays: Delays in the pace of ongoing implementation rollouts in all our lines of business, due to lockdowns and other COVID-19 related measures.

●	New opportunities freeze: As much of the population remains homebound, service providers are taking action to ramp up their network infrastructure, but we believe that at the same time they are reluctant to promote billing transformation projects. The Messaging segment is also harmed due to a lack of campaigns and a freeze of new enrollments.

●	Existing customers reducing budget: Due to the general economic uncertainty, the majority of our customers, both enterprises and carriers, are restricting their budgets. Especially, due to lack of revenues from supplying communication services to tourists, carriers’ willingness to invest in enhancements in new features is extremely low.

Revenue Distribution

The Americas represented 45%, Europe represented 49% (including the Message Mobile and GTX revenues in Germany that represented 38%) and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $3.0 million, or 50% of total revenues, enterprise messaging and payment solutions were $2.3 million, or 38% of total revenues and enterprise call accounting software totaled $0.7 million, or 12% of total revenues.

Licenses totaled $0.4 million, or 6.5% of total revenues, while maintenance and additional services were $5.6 million, or 93.5% of total revenues.

Dividend Distribution

As previously announced, the Board declared on March 11, 2020 a cash dividend of $0.24 per share.

The dividend of approximately $4.8 million, is presented in our March 31, 2020 balance sheet among other payables and was distributed to our shareholders in April 2020 .

AGM Update

The Company held its Annual General Meeting of Shareholders on May 12, 2020 and all the proposed resolutions were approved.

Board of Directors Update

Mr. Meir Nissensohn was appointed as MIND’s new Chairman of the Board of Directors. Mr. Nissensohn has served as an independent director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012. Since his retirement from IBM, he is involved in various business initiatives and serves on the Board of several companies.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited)

	Three Months
	Ended March 31,
	2020	2019
	U.S. dollars in thousands (except per share data)

REVENUES	$6,008	$4,461
COST OF REVENUES	2,878	1,211
GROSS PROFIT	3,130	3,250
OPERATING EXPENSES:
Research and development	993	939
Selling and marketing	429	305
General and administrative	421	523
Total operating expenses	1,843	1,767
OPERATING INCOME	1,287	1,483
FINANCIAL INCOME (EXPENSES), net	(8)	138
INCOME BEFORE TAXES ON INCOME	1,279	1,621
TAXES ON INCOME	105	127
NET INCOME	$1,174	$1,494

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.06	$0.08

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	19,898	19,475
Diluted	20,081	19,549

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

 (Unaudited)

	March 31,	December 31,
	2020	2019
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,016	$6,479
Short-term bank deposits	3,060	6,795
Marketable securities	2,038	1,916
Accounts receivable, net:
Trade	2,536	3,082
Other	635	577
Prepaid expenses	290	224
Inventories	4	4
Total current assets	19,579	19,077

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	109	129
Severance pay fund	1,639	1,725
Deferred income taxes	36	36
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	161	167
RIGHT-OF-USE ASSETS, net of accumulated depreciation	1,224	1,290
INTANGIBLE ASSETS, net of accumulated amortization	716	761
GOODWILL	7,846	7,910
Total assets	$31,310	$31,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,684	$2,066
Other	6,699	2,048
Current maturities of lease liabilities	271	292
Deferred revenues	1,674	1,892
Total current liabilities	10,328	6,298

LONG-TERM LIABILITIES:
Deferred revenues	91	103
Lease liabilities, net of current maturities	905	983
Employee rights upon retirement	1,686	1,775
Total liabilities	13,010	9,159

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,106	27,050
Accumulated other comprehensive loss	(975)	(884)
Accumulated deficit	(6,681)	(3,080)
Treasury shares	(1,204)	(1,204)
Total shareholders’ equity	18,300	21,936
Total liabilities and shareholders’ equity	$31,310	$31,095

MIND C.T.I. LTD.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

	Three Months
	Ended March 31,
	2020	2019
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,174	$1,494
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46	13
Accrued severance pay	30	72
Unrealized loss (gain) from marketable securities, net	51	(29)
Realized gain on sale of marketable securities, net	(5)	(24)
Financial expenses	-	15
Employees share-based compensation expenses	56	47
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	497	385
Other	(65)	6
Increase prepaid expenses	(66)	(415)
Increase (decrease) in accounts payable and accruals:
Trade	(334)	490
Other	(71)	(169)
Change in operating lease liability	(33)	(3)
Increase (decrease) in deferred revenues	(230)	392
Net cash provided by operating activities	1,050	2,274

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of a subsidiary	-	(2,215)
Purchase of property and equipment	(12)	(1)
Severance pay funds	(33)	(55)
Proceeds from sale (investment in) of marketable securities	(148)	1,677
Proceeds from short-term bank deposits	3,735	2,720
Net cash provided by investing activities	3,542	2,126
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	(4,049)
Net cash used in financing activities	-	(4,049)
Translation adjustments on cash and cash equivalents	(55)	-

INCREASE IN CASH AND CASH EQUIVALENTS	4,537	351
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,479	2,803 *
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$11,016	$3,154

*	Includes $2,739 cash and cash equivalents and $64 restricted cash that was presented in other receivables.

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